May 9, 2025 Via Edgar Blake Grady

Division of Corporation Finance

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PENN Entertainment, Inc.
PREC14A filed April 28, 2025 by Parag Vora et al.
File No. 000-24206
PRRN14A filed May 7, 2025 by Parag Vora et al.
File No. 000-24206
PRRN14A filed May 9, 2025 by Parag Vora et al.
File No. 000-24206

Dear Mr. Grady:

This letter is being submitted on behalf of HG Vora Capital Management, LLC and certain of its affiliates and the other persons named as participants in the above referenced materials filed on Schedule PREC14A on April 28, 2025 (the “April 28 Preliminary Proxy Statement”), Schedule PRRN14A on May 7, 2025 (the “May 7 Preliminary Proxy Statement”) and Schedule PRRN14A on May 9, 2025 (the “May 9 Preliminary Proxy Statement”, together with the April 28 Preliminary Proxy Statement and May 7 Preliminary Proxy Statement, the “Preliminary Proxy Statement”). This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in the letter dated May 8, 2025 (the “Comment Letter”) with respect to the April 28 Preliminary Proxy Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For ease of reference, we have also included in each case the text of the applicable comment from the Comment Letter in italicized form below. Capitalized terms that are not otherwise defined have the meanings ascribed to them in the Preliminary Proxy Statement.

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PRRN14A filed May 7, 2025

General

1.	Refer to your disclosure on the first page of your preliminary proxy statement that “[d]espite the Company naming Mr. Hartnett and Mr. Ruisanchez in its definitive proxy statement, in light of the Company’s eleventh-hour switch regarding its intended nominees, there can be no assurances that either of Mr. Hartnett or Mr. Ruisanchez will in fact be the Company’s nominees for election to the Board at the Annual Meeting.” The same disclosure appears on page 25. Please revise to remove the implication that, even if Mr. Hartnett and Mr. Ruisanchez will serve as nominees, the Company could use its discretionary authority to nominate a different nominee.

Response:

We have revised the disclosure on the first page and page 25 of the Proxy Statement in response to the Staff’s comment.

2.	We note that your proxy card presents Mr. Hartnett and Mr. Ruisanchez under the title “HG VORA’S NOMINEES.” For clarity, please revise the title to present such nominees as nominees of both HG Vora and the Company.

Response:

We have revised the disclosure on our proxy card in response to the Staff’s comment.

Questions and Answers Relating to this Proxy Solicitation, page 16

3.	Your disclosure indicates that “under the current circumstances of a contested election, none of the proposals are considered ‘routine’ and, accordingly, if you are a beneficial owner holding shares of Common Stock through a broker and we have provided our solicitation materials to you with respect to such shares, your broker is not permitted to vote your shares of Common Stock on any proposal without receiving instructions from you.” We note, however, that the Company’s proxy statement indicates that Proposal 2, the ratification of the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm, is considered routine, without qualification. Please revise your disclosure accordingly, or provide support for your assertion that brokers, in the circumstances you describe, will not be permitted to vote shares of Common Stock on the auditor ratification proposal without receiving instructions from shareholders.

Response:

We have revised the disclosure on page 21 of the Proxy Statement in response to the Staff’s comment.

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We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (212) 763-1818 or by email at richard.brand@whitecase.com with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Richard Brand

Richard Brand

cc:	Gregory Pryor, White & Case LLP
Jaye Kasper, White & Case LLP
Mandy Lam, HG Vora Capital Management, LLC

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